UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)


                   Larry L. Symons, Vice President of Finance
                       Ellwood City Forge Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 9, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 4 Pages


                                  SCHEDULE 13D
CUSIP No. 913837100

1.    NAME OF REPORTING PERSON  Ellwood City Forge Investment Corp.
                                ------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                 -------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [    ]
                                                                   (b)    [    ]
3.    SEC USE ONLY



4.    SOURCE OF FUNDS  WC
                       ---------------------------------------------------------

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                             -----------------------------------
      NUMBER OF               7.    SOLE VOTING POWER                    456,000
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               456,000
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,000
                                                                   -------------

12.   CHECK BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.2%
                                                           ---------------------
14.   TYPE OF REPORTING PERSON  CO
                                ------------------------------------------------

                                                               Page 3 of 4 Pages


            This  Amendment  No. 2  amends  and  supplements  the  statement  on
Schedule 13D filed by Ellwood City Forge Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999 (together, the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and supplements to, the Schedule 13D are included in this Amendment No. 2. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is amended to read in its entirety as follows:

            On April 9, 1999, the Reporting Person purchased 15,000 shares of Common Stock of the Issuer for $86,250 in cash, all of which was obtained from working capital of the Reporting Person. The settlement of the purchase of the Common Stock of the Issuer described in this Item 3 is scheduled for April 14, 1999.

Item 5.  Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is amended as follows:

            (a)-(b) The Reporting Person directly owns 456,000 shares of Common Stock, constituting approximately 7.2% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,320,036 shares of Common Stock of the Issuer outstanding as of March 26, 1999 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).

            (c) In addition to the shares of Common Stock acquired by the Reporting Person on April 9, 1999 as described above, the Reporting Person has purchased a total of 115,500 shares of Common Stock within the past 60 days as set forth below. All of the following purchases were made with cash.

      DATE OF PURCHASE        NUMBER OF SHARES        TOTAL PURCHASE PRICE
      ----------------        ----------------        --------------------
      March 2, 1999                115,500                 $ 693,000

                                                               Page 4 of 4 Pages



Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    ELLWOOD CITY FORGE INVESTMENT CORP.



                                    By: /s/ Larry L. Symons
                                        -------------------------------------
                                        Larry L. Symons
                                        Vice President of Finance, Treasurer,
                                        and Assistant Secretary

Dated:  April 12, 1999